Exhibit 99.1

Ballard to Power Sierra Northern Railway Switching Locomotive in California

VANCOUVER, BC, April 19, 2021 /CNW/ - Ballard Power Systems (TSX: BLDP) (NASDAQ: BLDP) today announced the Company's plans to provide fuel cell modules to Sierra Northern Railway (Sierra; www.sierranorthern.com) – the freight division of privately-owned Sierra Energy Corporation, operating in Northern California – to power a zero-emission switching locomotive. A purchase order for the fuel cell modules is expected to be issued by Sierra by mid-year 2021. The pilot program will be partially funded by a $4-million award from the California Energy Commission.

Sierra Northern Railway switching locomotive (CNW Group/Ballard Power Systems Inc.)

 Sierra plans to retire a diesel locomotive and replace it with a zero-emission switching locomotive powered by 200-kilowatts of Ballard's FCmove®-HD fuel cell module and involving the integration of hydrogen storage together with advanced battery and systems control technologies. Ballard plans to deliver FCmove®-HD fuel cell modules to Sierra by 2022, and Sierra intends to put the locomotive into service in 2023.

The new hydrogen-fueled switching locomotive will displace the need for conventional diesel fuel and will facilitate the improvement of local air quality as well as a reduction in greenhouse gas emissions, noise and odor. The program will establish a platform for widespread deployment in California, where more than 260 switching locomotives and up to 500 intrastate locomotives are currently in service.

Ballard will participate in the program with a multi-company team and will provide applications engineering and field support throughout a 6-month demonstration period. The switching locomotive will be refueled at a new hydrogen station to be constructed by Royal Dutch Shell plc.

"We are pleased to partner with this great team to build and test this innovative zero-emission switching locomotive. We believe this project will help lead the switching locomotive industry to an emissions free pathway in all ports in the State of California", said Kennan H. Beard III, President of Sierra Norther Railway.

Tim Sasseen, Ballard Sales Manager for California said, "We are excited to be working with Sierra Northern Railway toward demonstration of a fuel cell-powered switching locomotive at the Port of West Sacramento. This is another sign of increasing momentum in the deployment of zero-emission fuel cell propulsion solutions in the rail industry across numerous geographies, including North America. Fuel cells offer a compelling value proposition for Medium- and Heavy-Duty Motive applications, including rail, bus, truck and marine vessels, which we are keen to demonstrate for a switching locomotive, in addition to our work powering passenger and freight trains."

Short-line and switching locomotives account for a significant share of the total locomotive energy use within the State of California, making short-line operation an excellent testbed for the demonstration of zero-emission technology. Most switching locomotives in California use an average of 50,000 gallons of diesel per year, leading to a potential reduction of more than 12-million gallons of diesel annually – approximately equivalent to the fuel used by 20,000 light-duty vehicles.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning the development, and delivery of the fuel cell products, and the benefits and anticipated market adoption of them. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 19-APR-21